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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10/A

            AMENDMENT TO GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          ESCO Electronics Corporation
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         Missouri                                       43-1554045
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(State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)


  8888 Ladue Road, Suite 200, St. Louis, Missouri                63124-2090
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      (Address of principal executive offices)                   (Zip Code)

Registrant's telephone number, including area code      (314) 213-7200
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Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                     Name of each exchange on which
      to be so registered                     each class is to be registered

Common Stock, par value $0.01 per share        New York Stock Exchange, Inc.
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Preferred Stock Purchase Rights                New York Stock Exchange, Inc.
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Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)



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Item 11.  Description of Registrant's Securities to be Registered.

                  The undersigned Registrant (or the "Company") hereby amends the information provided under Item 11, Description of Registrant's Securities to be Registered, in its Registration Statement on Form 10, as amended under cover of Form 8 filed on September 27, 1990, by deleting "DESCRIPTION OF COMMON STOCK TRUST RECEIPTS" and "DESCRIPTION OF CAPITAL STOCK" and the information set forth thereunder, and substituting the following information.

                  Any statement contained in the Registration Statement shall be deemed to be modified or superseded to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement.

                          DESCRIPTION OF CAPITAL STOCK

                  The Company's Articles of Incorporation authorize the issuance of 50 million shares of common stock, par value $.01 per share (the "Common Stock"), and 10 million shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The Common Stock and associated preferred stock purchase rights trade on the New York Stock Exchange under the symbol "ESE."

Exchange of Common Stock Trust Receipts

                  Prior to January 18, 2000, all of the outstanding shares of the Common Stock and associated preferred share purchase rights of the Company were represented by common stock trust receipts ("Trust Receipts"). The shares of Common Stock represented by such Trust Receipts were held in trust by The Chase Manhattan Bank, successor in interest to Boatmen's Trust Company, as Trustee (the "Trustee"), pursuant to a Deposit and Trust Agreement dated as of September 24, 1990.

                  The Deposit and Trust Agreement directed the Trustee to distribute the shares of Common Stock to holders in exchange for their Trust Receipts upon notice from Emerson Electric Co. ("Emerson") that Emerson's obligation to guarantee certain of the Company's government contracts had been fully and finally discharged. Such notice was provided by Emerson on November 10, 1999, the Deposit and Trust Agreement has been terminated and the holders of Trust Receipts have been directed by the Company to tender such Trust Receipts to the Company's transfer and exchange agent in exchange for certificates representing the shares of Common Stock represented by such Trust Receipts. The Trust Receipts will be canceled once tendered and exchanged.

                  Commencing with the opening of business on January 18, 2000, the Trust Receipts ceased trading on the New York Stock Exchange and the shares of Common Stock represented by such Trust Receipts began trading instead.



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Amended and Restated Rights Agreement

                  On September 23, 1990, the Company's Board of Directors declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock. The dividend distribution was payable on September 24, 1990, to the shareholders of record as of the close of business on that date, and the description and terms of the Rights were set forth in a Rights Agreement, dated as of September 24, 1990, as amended (the "Original Rights Agreement"), by and between the Company and ChaseMellon Shareholder Services, L.L.C., successor in interest to Boatmen's Trust Company, as Rights Agent. On February 3, 2000, the Board of Directors amended and restated the Original Rights Agreement. The Original Rights Agreement, as so amended and restated, is referred to as the "Rights Agreement."

Common Stock

                  Subject to the rights of the holders of any Preferred Stock which may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. As of January 31, 2000, there were approximately 12,407,062 shares of Common Stock outstanding. Additional shares of authorized Common Stock may be issued without shareholder approval.

Preferred Stock

                  The Company's Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix, by resolution, the voting powers, which may be full or limited or no voting powers, designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, including liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without further vote or action by the shareholders. Any shares of Preferred Stock so authorized and issued would have priority over the Common Stock with respect to dividend and/or liquidation rights.

Effects on Change of Control

                  The authorized but unissued shares of Common Stock and Preferred Stock, as well as treasury shares, are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of proper corporate purposes, including raising additional capital, corporate acquisitions and employee benefit plans.



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                  One of the effects of the existence of unissued and unreserved
Common Stock and Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Issuance of such stock might, under certain circumstances, deter the acquisition of the Company or its securities by a person concerned about the terms or effect of such stock.

                  In addition, the Company's Articles of Incorporation, Bylaws and Rights Agreement contain certain provisions which may have the effect of discouraging certain types of transactions that involve an actual or threatened change of control of the Company. See "Certain Charter and Bylaw Provisions" and "Preferred Stock Purchase Rights."

Preferred Stock Purchase Rights

                  Each share of Common Stock also represents one Right under the Rights Agreement. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of the Company at a price of $60 per one one-hundredth of a share of Series A Preferred Stock (the "Purchase Price"), subject to adjustment. As of January 31, 2000, there were approximately 12,407,062 Rights associated with shares of Common Stock outstanding.

                  Until the earlier to occur of (i) the close of business on the tenth business day following the date of public announcement or the date on which the Company first has notice or determines that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) (an "Acquiring Person") has acquired, or obtained the right to acquire, 20% or more of the outstanding shares of voting stock of the Company without the prior express written consent of the Company executed on behalf of the Company by a duly authorized officer of the Company following express approval by action of at least a majority of the members of the Board of Directors then in office (the "Stock Acquisition Date") or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors but not later than the Stock Acquisition Date) following the commencement of a tender offer or exchange offer, without the prior written consent of the Company, by a person (other than the Company, any subsidiary of the Company or an employee benefit plan of the Company) which, upon consummation, would result in such person's control of 20% or more of the Company's voting stock (the earlier of the dates in clause (i) or (ii) above being called the "Distribution Date"), the Rights will be evidenced by the Common Stock certificates.

                  The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after February 3, 2000 upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights


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Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding (or, until exchanged for certificates of Common Stock pursuant to the Deposit and Trust Agreement (as defined in the Rights Agreement), common stock trust receipts), even without such notation will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate (or trust receipt). As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire, if not previously exercised, on February 3, 2010 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

                  The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then-current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

                  The number of outstanding Rights and the number of one one-hundredths of a share of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

                  Shares of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable and will be junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Series A Preferred Stock will have a preferential dividend in an amount equal to 100 times any dividend declared on each share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will receive a preferred liquidation payment equal to the greater of $100 and 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.



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                  Because of the nature of the Series A Preferred Stock's
dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

                  If any person or group (other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company) acquires 20% or more of the Company's outstanding voting stock without the prior written consent of the Board of Directors, each Right, except those held by such persons, would entitle each holder of a Right to acquire such number of shares of the Company's Common Stock as shall equal the result obtained by multiplying the then-current Purchase Price by the number of one one-hundredths of a share of Series A Preferred Stock for which a Right is then exercisable and dividing that product by 50% of the then-current per-share market price of Company Common Stock.

                  If any person or group (other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company) acquires more than 20% but less than 50% of the outstanding Company Common Stock without prior written consent of the Board of Directors, each Right, except those held by such persons, may be exchanged by the Board of Directors for one share of Company Common Stock.

                  If the Company were acquired in a merger or other business combination transaction where the Company is not the surviving corporation or where Company Common Stock is exchanged or changed or 50% or more of the Company's assets or earnings power is sold in one or several transactions without the prior written consent of the Board of Directors, each Right would entitle the holders thereof (except for the Acquiring Person) to receive such number of shares of the acquiring company's common stock as shall be equal to the result obtained by multiplying the then-current Purchase Price by the number of one one-hundredths of a share of Series A Preferred Stock for which a Right is then exercisable and dividing that product by 50% of the then-current market price per share of the common stock of the acquiring company on the date of such merger or other business combination transaction.

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise.

                  At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may


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establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights in any manner that the Company may deem necessary or desirable, including, but not limited to, an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the voting power of all securities of the Company then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (other than certain excepted persons) and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  Shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series A Preferred Stock or other consideration as described above.

                  The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without a condition to an offer that a substantial number of the Rights be acquired or the Rights be redeemed or not otherwise apply. The Company's ability to amend the Rights Agreement may, depending on the circumstances, increase or decrease the anti-takeover effects of the Rights. The Rights do not prevent the Board of Directors of the Company from approving any merger or other business combination since the Rights may be redeemed by the Board of Directors as described above.

                  The form of Rights Agreement between the Company and the ChaseMellon Shareholder Services, L.L.C., as Rights Agent, specifying the terms of the Rights, which includes as Exhibit B thereto the form of Right Certificate, is filed as Exhibit 4.1 to the Company's current report on Form 8-K dated February 3, 2000. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the form of Rights Agreement (and the exhibits thereto) filed thereto.

Item 15. Financial Statements and Exhibits

       (b)  Exhibits

       Exhibit No.                        Description

       3.1 Restated Articles of Incorporation of the Registrant, incorporated by reference to Exhibit 3(a) to the Registrant's Form 10-K for the fiscal year ended September 30, 1999.


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       4.1          Amended and Restated Rights Agreement, dated as of September
                    24, 1990 and amended and restated as of February 3, 2000, between the Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, incorporated by reference to
                    Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 3, 2000.

       4.2 Form of Amended Certificate of Designation, Preferences and Rights of Series A Participating Cumulative Preferred Stock of the Registrant, incorporated by reference to Exhibit A to
                    Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 3, 2000.

       4.3 Form of Right Certificate, incorporated by reference to Exhibit B to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 3, 2000.



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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ESCO Electronics Corporation



Date: March  2, 2000               By: /s/ C.J. Kretschmer
     --------------------             --------------------------------
                                       C.J. Kretschmer
                                       Vice President & Chief Financial Officer



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                           EXHIBIT INDEX


      Exhibit No.                          Description

      3.1 Restated Articles of Incorporation of the Registrant, incorporated by reference to Exhibit 3(a) to the Registrant's Form 10-K for the fiscal year ended September 30, 1999.

      4.1 Amended and Restated Rights Agreement, dated as of September 24, 1990 and amended and restated as of February 3, 2000, between the Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, incorporated by reference to
                    Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 3, 2000.

      4.2 Form of Amended Certificate of Designation, Preferences and Rights of Series A Participating Cumulative Preferred Stock of the Registrant, incorporated by reference to Exhibit A to
                    Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 3, 2000.

      4.3 Form of Right Certificate, incorporated by reference to Exhibit B to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 3, 2000.







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